EXHIBIT 4.102

Power of Attorney

I, Wang Yu Tian, a PRC citizen whose ID number is 110108195606131211, hereby irrevocably authorize Wang Lei Lei and a person (the “Appointed Person”), appointed by Beijing Lahiji Technology Development Co., Ltd. at times, to exercise the following rights during the term of this Power of Attorney:

Wang Lei Lei and the Appointed Person are authorized to, on my behalf, exercise all the voting rights as a shareholder of Beijing Bo Xun Rong Tong Information Technology Co., Ltd. (“the Company”) by laws and by articles of association in shareholders meeting of the Company with all powers, including but not limited to, sale or transfer of all or part of the shares in the Company and assignment and appointment of the directors and general manager of the Company as an authorized representative.

The above-mentioned authorization and attorney are based on the following assumptions: Wang Lei Lei or the Appointed Person is an employee of Beijing Lahiji Technology Development Co., Ltd. and Beijing Lahiji Technology Development Co., Ltd. approves of such authorization and attorney. Once Wang Lei Lei or the Appointed Person is no longer employed by Beijing Lahiji Technology Development Co., Ltd. or Beijing Lahiji Technology Development Co., Ltd. gives a written notice of replacing its attorney, I shall forthwith recall the attorney and authorization herein and appoint/authorize other employees assigned by Beijing Lahiji Technology Development Co., Ltd. to exercise all the voting rights owed by a shareholder of the Company in the shareholders meeting on our behalf.

The term of this Power of Attorney is 10 years from the execution date unless the Business Operation Agreement among Beijing Lahiji Technology Development Co., Ltd., Beijing Bo Xun Rong Tong Information Technology Co., Ltd. Wang Yu Tian and I is terminated before expiry whatsoever.

Wang Yu Tian

Signature:

Date: 1 June, 2006